Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2001	2000	1999	1998	1997
	(In thousands, except ratio data)
Income Before Income Taxes	$ 3,468	$ 8,229	$ 9,663	$ 8,859	$ 6,744

Interest on Indebtedness	11,311	10,346	8,920	8,723	8,801

Portion of rents representative
of the interest factor	883	828	746	665	603

Earnings as adjusted	$ 15,662	$ 19,403	$ 19,329	$ 18,247	$ 16,148

Fixed Charges:

Interest on Indebtedness	$ 11,311	$ 10,346	$ 8,920	$ 8,723	$ 8,801

Portion of rents representative
of the interest factor	883	828	746	665	603

Fixed Charges	$ 12,194	$ 11,174	$ 9,666	$ 9,388	$ 9,404

Ratio of Earnings
to Fixed Charges	1.28	1.74	2.00	1.94	1.95